Exhibit 99.74

Enthusiast Gaming Launches New Snapchat Series “Luminosity Plays”

Enthusiast Gaming s Eighth Show on Snapchat is a Weekly Series Featuring Luminosity Gaming s Top Talent and Influencers, Including Anomaly, Fresh and xQc

TORONTO, Nov. 19, 2020 --

Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV), today announced that it has launched its eighth series for Snapchat called “Luminosity Plays.” The weekly series, which aired its first episode on November 5, will feature content from some of the world s top gamers on the Luminosity Gaming roster, including: Anomaly, Fresh, xQc and others.

“Luminosity Plays” adds to Enthusiast Gaming s successful track record of programming on Snapchat, with seven existing gaming shows coming before it, which collectively have reached nearly 9.5 million unique viewers in October 2020. Its long-running show “The Countdown,” a gaming news series with new episodes airing every other day, has 2.1 million subscribers and averages over 1 million viewers per episode. Luminosity Gaming s additional shows on Snapchat include three series from ArcadeCloud including “The Squad,” “Block Squad” and “ArcadeCloud Originals,” “BCC,” a twice a week Fortnite highlights show, “Best COD Clips,” a weekly Call of Duty highlights show and “GTA Today,” a twice a week Grand Theft Auto highlights series.

“As one of Snap s key gaming content partners, we re thrilled to continue expanding our mobile programming with them by creating new, engaging shows for our millions of gaming fans on Snapchat,” said Adrian Montgomery, chief executive officer of Enthusiast Gaming. “The success of our content on Snapchat also further solidifies the massive growth and upward trajectory of gaming in the entertainment world and we re looking forward to building that future with Snap.”

Luminosity Gaming, owned by Enthusiast Gaming, is one of the leading esports organizations in North America with some of the top esports influencers and creators with a collective social following of over 70 million fans. Its talent roster includes the likes of xQc, Anomaly, Muselk, RockyNoHands, Fresh, Chica, Nick Eh 30 and more, along with honorary celebrity members including Richard Sherman and Darius Slay.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is building the world s largest social network of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites include The Sims Resource, Destructoid, and The Escapist. Enthusiast s talent division works with approximately 500 YouTube creators such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast s entertainment business includes Canada s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Forward Looking Statements
This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Eric Bernofsky, Chief Corporate Officer, 416.623.9360
press@enthusiastgaming.com

Media Relations – ID Public Relations
EnthusiastGaming@id-pr.com